Exhibit 99.1

ELBIT IMAGING ANNOUNCES THE DRAWDOWN OF AN ADDITIONAL EURO 9
 MILLION UNDER THE REFINANCING AGREEMENT OF THE RADISSON BLU
HOTEL COMPLEX, BUCHAREST, ROMANIA

Tel Aviv, Israel, September 28, 2014, Elbit Imaging Ltd. (“Company”) (TASE, NASDAQ: EMITF) announced today that its approximately 77% holding subsidiary, S.C. Bucharesti Turism S.A. (“BUTU”), as borrower, the Company as a guarantor, certain other subsidiaries of the Company as additional obligors and a leading international European bank, as lender (“Lender”), have entered into an amendment to the facilities agreement between the aforementioned parties entered into on September 16, 2011 (the “Facilities Agreement”) which facilitates the drawdown of the second facility under the Facilities Agreement and that BUTU has consummated such drawdown in the amount of approximately Euro 9 million (“Tranche B Facility”). The principal amount of the loan under the Facilities Agreement (the “Loan”) following the drawdown of the Tranche B Facility, as of the date hereof, amounts to approximately Euro 64 million.

The proceeds of the Tranche B Facility were used in their entirety to repay shareholders loans to the Company.

The Tranche B Facility bears the same interest rate as the Loan and is secured by the same collateral securing the entire Loan (including, inter-alia, the Company's corporate guarantees), as described under the heading “Loans” in Item 5 of the Company’s Annual Report on Form 20-F for fiscal year 2013 as filed by the Company  on April 30, 2014. The Tranche B Facility will be repaid, in one payment, at the maturity date of the Loan on June 30, 2016.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “would,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Ron Hadassi
Chairman and Acting CEO
Tel: +972-3-608-6048
ron@elbitimaging.com

Elbit Imaging Ltd.
Tel: +972-3-608-6000  Fax: +972-3-608-6054